UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 30, 2023

Zevra Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36913	20-5894398
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1180 Celebration Boulevard, Suite 103,
Celebration, FL 34747
(Address of principal executive offices) (Zip Code)

(321) 939-3416

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	ZVRA	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 8.01. Other Events

As previously disclosed, on August 30, 2023, Zevra Therapeutics, Inc., a Delaware corporation (“Zevra”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Zevra, Aspen Z Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Zevra (“Merger Sub”), and Acer Therapeutics Inc., a Delaware corporation (“Acer”).  Pursuant to the Merger Agreement, Merger Sub will, at the closing (the “Closing”), merge with and into Acer (the “Merger”), and Acer will become a wholly owned subsidiary of Zevra upon the filing of the certificate of merger with the Delaware Secretary of State.

In connection with the proposed Merger, on October 10, 2023, Zevra filed a definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”), which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”).  The Proxy Statement/Prospectus also constitutes a notice of meeting and a proxy statement of Acer under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Acer Special Meeting of Stockholders (the “Acer Special Meeting”) to be held at 11:00 a.m., Eastern Time on November 8, 2023, at which Acer Stockholders are being asked to consider and vote on, among other proposals, a proposal to adopt the Merger Agreement.

On October 30, 2023, Acer issued a “Supplement to Proxy Statement for the Special Meeting of Stockholders” (the “Proxy Supplement”) to make certain supplemental disclosures related to the Proxy Statement/Prospectus and described therein.  Such supplemental disclosures are being made solely in order to avoid the risk that certain lawsuits and demand letters described therein may delay or otherwise adversely affect the consummation of the Merger, or further harm Acer’s financial condition.  Nothing in the Proxy Supplement is deemed an admission of the legal necessity or materiality under applicable laws of the supplemental disclosures.

Reference is made to the Proxy Supplement, which is filed as Exhibit 99.1 to this Current Report on Form 8-K and are incorporated by reference in this Item 8.01.  Other than the above-described amendments, which are set forth in detail within the Proxy Supplement, the revisions do not alter any other aspects of the Proxy Statement/Prospectus. The Prospectus Supplement is not complete without the Proxy Statement/Prospectus. The Prospectus Supplement should be read in conjunction with the Proxy Statement/Prospectus, and is qualified by reference thereto, except to the extent that the information in the Prospectus Supplement updates or supersedes the information contained in the Proxy Statement/Prospectus.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this communication that do not relate to matters of historical fact should be considered forward-looking statements, including statements regarding our anticipated ﬁnancial performance, including the anticipated Closing of and synergies related to the Merger, our industry, business strategy, plans, goals and expectations concerning our market position, future operations and other ﬁnancial and operating information.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: uncertainties as to the timing of the consummation of the proposed transactions and the ability of the parties to consummate the proposed transactions; the satisfaction of the conditions precedent to consummation of the proposed transactions, including the approval of Acer’s stockholders; the ability to obtain required regulatory approvals at all or in a timely manner; any litigation related to the proposed transaction, including the litigation and threatened litigation described in the Proxy Supplement; disruption of Acer’s or Zevra’s current plans and operations as a result of the proposed transaction; the ability of Acer or Zevra to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the ability of Zevra to successfully integrate Acer’s operations, products, product candidates and technology; the ability of Zevra to implement its plans, forecasts and other expectations with respect to Acer’s business after the completion of the transaction and realize additional opportunities for growth and innovation; the ability of Zevra to realize the anticipated synergies and related benefits from the proposed transaction in the anticipated amounts or within the anticipated timeframes or at all; and the ability to maintain relationships with Zevra’s and Acer’s respective employees, customers, other business partners and governmental authorities. These and other important factors are discussed under the caption “Risk Factors—Risks Related to the Merger” and “--Risks Related to the Combined Company Following the Merger” in the Proxy Statement/Prospectus, under the caption “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on March 7, 2023, as updated by our Quarterly Report on Form 10-Q ﬁled with the SEC on August 14, 2023, and in our other ﬁlings with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made herein. Any such forward-looking statements represent management’s beliefs as of the date of this Current Report on Form 8-K. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change.

Important Additional Information Regarding the Transaction Filed With the SEC

In connection with the proposed Merger, Zevra filed the Proxy Statement/Prospectus on Form S-4 that includes a prospectus of Zevra and that also includes a proxy statement of Acer, and the Proxy Statement/Prospectus was mailed to shareholders of Acer. This communication is not a substitute for the Proxy Statement/Prospectus or any other document Zevra or Acer may file with the SEC in connection with the Merger.

INVESTORS AND SECURITY HOLDERS OF ZEVRA AND ACER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WAS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders are able to obtain, without charge, a copy of the registration statement, the Proxy Statement/Prospectus and other relevant documents filed with the SEC (when available) from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Zevra are available free of charge on Zevra’s investor relations website at investors.zevra.com under the tab “SEC Filings.” Copies of the documents filed with the SEC by Acer are available free of charge on Acer’s investor relations website at www.acertx.com/investor-relations under the tab “SEC Filings.”

Participants in the Solicitation

Zevra, Acer and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Acer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus filed with the SEC on October 10, 2023. Information regarding Zevra’s directors and executive officers is contained in Zevra’s definitive proxy statement, which was filed with the SEC on March 15, 2023, the definitive proxy statement filed by Daniel J. Mangless, together with the other participants named therein, which was filed with the SEC on March 17, 2023, and Zevra’s Current Reports on Form 8-K, filed with the SEC on March 30, 2023, May 8, 2023, May 15, 2023, and August 7, 2023. Information regarding Acer’s directors and executive officers is contained in Acer’s definitive proxy statement, which was filed with the SEC on April 14, 2023. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Zevra’s security holders generally, by reading the Proxy Statement/Prospectus and other relevant documents regarding the transaction filed with the SEC. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and Zevra’s or Acer’s investor relations websites as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed transactions, Zevra filed a registration statement on Form S-4 that includes the Proxy Statement/Prospectus, which constitutes both the proxy statement of Acer and a prospectus of Zevra. INVESTORS AND SECURITY HOLDERS OF ZEVRA AND ACER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Item 9.01.          Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Supplement to the Proxy Statement for the Special Meeting of Stockholders, dated October 30, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zevra Therapeutics, Inc.

Date: October 30, 2023	By:	/s/ R. LaDuane Clifton
R. LaDuane Clifton, CPA
Chief Financial Officer, Secretary and Treasurer